UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-15525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative and Investment Committee
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HEIN & ASSOCIATES LLP
Irvine, California
June 23, 2016

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Investments in Master Trust, at fair value	$581,464,035	$531,558,083
Notes receivable from participants	9,176,853	8,693,301
Dividends and interest receivable	8,239	26,086
Contributions receivable	88,229	89,639
Net assets available for benefits, at fair value	590,737,356	540,367,109
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(637,010)	(1,653,439)
NET ASSETS AVAILABLE FOR BENEFITS	$590,100,346	$538,713,670

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$22,153,472	$79,285,044
Dividends	10,349,185	10,018,206
Interest	2,099,697	1,874,936
Total investment income	34,602,354	91,178,186
Interest income on notes receivable from participants	373,535	359,616
Contributions:
Participant contributions	30,518,971	25,966,897
Company contributions	14,141,544	11,660,659
Rollover contributions	4,635,249	4,355,262
Total contributions	49,295,764	41,982,818
Total additions	84,271,653	133,520,620
Deductions from net assets attributed to:
Benefits paid to participants	32,302,821	32,248,812
Administrative expenses	582,156	386,439
Total deductions	32,884,977	32,635,251
Net increase in net assets available for benefits	51,386,676	100,885,369
Net assets available for benefits:
Beginning of year	538,713,670	437,828,301
End of year	$590,100,346	$538,713,670

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the “Company”) who have met certain eligibility requirements, as described below.

Eligibility

Employees become eligible to participate in the Plan on the thirty‑first day after an employee is credited with an hour of service. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division, or facility of the Company that has adopted the Plan, other than:

1.	U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

2.	Employees otherwise excluded from the groups of employees to whom the Plan is extended;

3.	Leased employees who are employed by another company that provides services to Edwards;

4.
Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual’s employment status under common law;

5.	Any employee classified as a “proctor” who is hired in conjunction with the Company’s transcatheter heart valve products; and

6.	Individuals employed by an employer whose entire amount of non-imputed U.S. source income is paid to a U.S. taxing authority.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility, and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are employees of the Company. Voya Institutional Trust Company (“Trustee”) serves as trustee of the Plan’s assets and Voya Institutional Plan Services, LLC provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). Eligible participants may make pre-tax and/or Roth contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first 3% of the participant’s annual eligible compensation contributed to the Plan on a dollar-for-dollar basis. The Company matches the next 2% of the participant’s annual eligible compensation to the Plan on a 50% basis. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain IRC limitations. Certain employees are also eligible for transitional contributions related to the Company’s spin-off from Baxter International, as described more fully in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their Plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant’s Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Notes Receivable from Participants

Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The notes bear interest based on the applicable prime rate at the time of issuance plus 1%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to (1) receive a lump-sum amount equal to the value of the participant’s account, (2) receive periodic installments, or (3) transfer the balance in the participant’s account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount. Vested accounts between $1,000 and $5,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect within 90 days to (1) have such distribution paid directly to an eligible retirement plan specified by the participant, or (2) receive the distribution directly in accordance with the Plan.

A participant may make withdrawals from the participant’s accounts (except as provided in the Plan document) if the participant is over age 59 ½, is fully vested and has completed five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

Substantially all investment manager, trustee, and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Forfeitures may be used to offset future Company matching contributions. Forfeitures of $404,735 and $378,211 were used to reduce Company matching contributions during 2015 and 2014, respectively. Forfeitures outstanding were $647,240 and $518,649 at December 31, 2015 and 2014, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in the Master Trust (see Note 4) is valued at the net asset value (“NAV”) of the underlying investments within the Master Trust.  The Master Trust’s assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust.  Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Net appreciation in the Master Trust includes realized gains and losses on the sale of investments, and unrealized appreciation or depreciation.  Interest and dividend income are recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

The Plan invests in investment contracts through participation in the Invesco Stable Value Trust Fund (“Stable Value Fund”), a common collective trust fund.  The accounting guidance requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement criterion for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Accordingly, the Statements of Net Assets Available for Benefits reflect these investments at fair value, with a corresponding adjustment to reflect the investments at contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest.  Delinquent participant loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

New Accounting Standards

In July 2015, the Financial Accounting Standards Board ("FASB") issued amendments to the accounting guidance on employee benefit plans. The amendments designate contract value as the only required measure for fully benefit-responsive investment contracts, and eliminates the previously required fair value disclosures. In addition, the amendments eliminate the requirement that plans disclose (a) individual investments that represent 5% or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, eliminating the need to disaggregate the investments. This guidance is effective for fiscal years beginning after December 15, 2015. The Company does not expect the adoption of this guidance will have a material impact on the Plan's financial statements.

In May 2015, the FASB issued an amendment to the disclosure guidance on fair value measurements. The amendment removes the requirement to include in the fair value hierarchy investments for which NAV is used as a practical expedient to estimate fair value. The guidance is effective for annual reporting periods beginning after December 15, 2015, and must be applied retrospectively to all periods presented. The Company does not expect the adoption of this guidance will have a material impact on the Plan's financial statements.

3.      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The Company prioritizes the inputs used to determine fair values in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.
Level 3 – Unobservable inputs that are not corroborated by market data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the Plan’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2015 and 2014:

December 31, 2015

	Level 1	Level 2	Level 3	Total
Common/Collective Trust Funds
Stable value fund	$—	$87,151,396	$—	$87,151,396
Large cap equity fund	—	55,473,219	—	55,473,219
International equity fund	—	26,900,042	—	26,900,042
Balanced fund	—	25,589,852	—	25,589,852
Small/mid cap equity funds	—	24,399,643	—	24,399,643
Common stock	187,149,918	—	—	187,149,918
Mutual Funds
Lifecycle target date blended funds	72,376,958	—	—	72,376,958
Large cap equity fund	48,240,044	—	—	48,240,044
Small/mid cap equity funds	26,688,116	—	—	26,688,116
Fixed income funds	19,981,449	—	—	19,981,449
International equity funds	5,233,977	—	—	5,233,977
Balanced funds	291,233	—	—	291,233
Cash and cash equivalents	294,237	1,693,951	—	1,988,188
Total investments measured at fair value:	$360,255,932	$221,208,103	$—	$581,464,035

December 31, 2014

	Level 1	Level 2	Level 3	Total
Common/Collective Trust Funds
Stable value fund	$—	$94,989,074	$—	$94,989,074
Large cap equity fund	—	53,438,790	—	53,438,790
International equity fund	—	27,104,203	—	27,104,203
Balanced fund	—	26,104,039	—	26,104,039
Small/mid cap equity funds	—	24,444,356	—	24,444,356
Common stock	139,071,675	—	—	139,071,675
Mutual Funds
Lifecycle target date blended funds	64,812,130	—	—	64,812,130
Large cap equity fund	45,589,783	—	—	45,589,783
Small/mid cap equity funds	27,244,007	—	—	27,244,007
Fixed income funds	21,011,522	—	—	21,011,522
International equity funds	4,733,915	—	—	4,733,915
Balanced funds	155,118	—	—	155,118
Cash and cash equivalents	705,131	2,154,340	—	2,859,471
Total investments measured at fair value:	$303,323,281	$228,234,802	$—	$531,558,083

Cash and cash equivalents consist of money market funds and monies on deposit for transactions pending settlement. Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Common/collective trust funds and money market funds  are categorized as Level 2 as the NAV unit price is not quoted in an active market.  However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities.

As of December 31, 2015, there were no unfunded commitments related to common/collective trust funds or money market funds.  Investments in these funds can be redeemed daily and, in general, do not have a redemption notification period.  For the Stable Value Fund, investments can be held in the fund for up to 24 months from the date of a redemption request.  It is not probable that investments in these funds would be sold at amounts that differ materially from the NAV of the units held.

Common stock and mutual fund investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1.

During the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4. Investments

The Master Trust, held by Voya Institutional Trust Company, holds the assets of the Plan and the Edwards Lifesciences Technology SARL Retirement Savings Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust.  Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information for the Trust as of December 31 is as follows:

	December 31,
	2015	2014
Net assets held by Master Trust, at fair value:
Common/collective trusts	$237,967,249	$243,675,872
Common stock funds	195,649,438	146,976,927
Mutual funds	177,181,345	167,770,397
Cash and cash equivalents	1,988,333	2,859,635
Adjustment from fair value to contract value	(709,942)	(1,818,975)
Net assets held by Master Trust	$612,076,423	$559,463,856
% of Plan net assets held by Master Trust	94.89%	94.72%

Investment income from Master Trust investments for the years ended December 31, 2015 and 2014 is as follows:

	Years Ended December 31,
	2015	2014
Net appreciation (depreciation) in fair value:
Common stock funds	$34,365,344	$75,334,543
Mutual funds	(8,895,157)	748,100
Common/collective trusts	(1,947,915)	7,678,754
Dividend income	10,720,533	10,329,049
Interest income	2,303,945	2,059,076
Investment income	$36,546,750	$96,149,522
% of Plan investment income from Master Trust	94.68%	94.83%

The only investment that represents 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014 was the Plan’s interest in the Master Trust.

5. Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

6. Tax Status of the Plan

The Company has received a favorable determination letter from the Internal Revenue Service (“IRS”) on the Plan’s federal income tax status.  The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to tax examinations for years prior to 2012.

7. Exempt Party-in-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others.  At December 31, 2015 and 2014, the Plan, through its investment in the Master Trust, held shares of common stock of the Company, as follows:

	2015	2014
Shares of Edwards Lifesciences stock held by Plan (a)	2,219,237	2,025,104
Value of Edwards Lifesciences stock held by Plan	$175,275,309	$128,978,918
Plan’s investment in Edwards Lifesciences stock as percentage of total net assets available for benefits	29.7%	23.9%
 _______________________________________________________________________________

(a)	Prior year share amounts have been retroactively adjusted for the two-for-one stock split of the Company's common stock paid on December 11, 2015 to shareholders of record on November 30, 2015.

Also, certain assets of the Master Trust are loans to Plan participants.  These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2015 and 2014:

	2015	2014
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$590,100,346	$538,713,670
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	637,010	1,653,439
Net assets available for benefits per Form 5500	$590,737,356	$540,367,109

	2015	2014
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$51,386,676	$100,885,369
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,653,439)	(853,541)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	637,010	1,653,439
Net income per Form 5500	$50,370,247	$101,685,267

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from 4.3% to 6.0%	—	$9,176,853
	Edwards Lifesciences Corporation 401(k) Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	$580,827,025

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN

June 23, 2016	By:	/s/ CHRISTINE Z. MCCAULEY
Christine Z. McCauley
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibits are identified below.  Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP